Exhibit 99
                                         Sub-Item 77C

Special Meeting of Shareholders
A special meeting of shareholders was held on January 31, 1997, to elect the seven members to the Board of Trustees, to vote on a new sub-investment advisory agreement among the Fund, Timothy Partners, LTD., and Awad & Associates, a division of Raymond James & Associates, Inc., and to vote on a revised 12b-1 distribution plan on behalf of the Retail Class only. The results were as follows:

For the election of the seven members to the Board of Trustees:

               VOTES FOR    VOTES WITHHELD
Arthur D. Ally              514,374          9,727
Joseph E. Boatwright           514,638       9,463
Daniel D. Busby               514,839        9,462
Philip B. Crosby              514,537        9,564
Wesley W. Pennington           514,840       9,261
Mark Schweizer              514,840          9,261
Jock M. Sneddon                514,537       9,564

For the election of the new sub-investment advisory agreement:
GRANT:            512,562
WITHHOLD:          11,539

For the election of the revised 12b-1 distribution plan on behalf of the Retail Class only (which is to become effective upon implementation of a CDSC. As of June 30, 1997, the revision is not in effect):

GRANT:             166,112
WITHHOLD:            4,272

At a meeting held March 4, 1997, the Board of Trustees appointed a new independent Trustee to fill the vacancy created by the death of Mr. Mark Schweizer. Following a review of possible candidates, the current independent Trustees nominated and the full Board subsequently elected Mr. Scott Fehrenbacher as a Trustee, to serve in such capacity, unless earlier removed or until the election and qualification of his successor.